United States securities and exchange commission logo





                              August 10, 2022

       Hui Jin
       Chief Executive Officer
       H World Group Ltd.
       No. 699 Wuzhong Road
       Minhang District
       Shanghai 201103
       People   s Republic of China

                                                        Re: H World Group Ltd.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021
                                                            Filed April 27,
2022
                                                            File No. 001-34656

       Dear Hui Jin:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2021

       Item 3. Key Information, page 4

   1.                                                   Please disclose
prominently whether the contractual arrangements underlying the variable interest entity (VIE)
model have been tested in court. Explain whether the VIE structure is used to provide
investors with exposure to foreign investment in China-based companies where Chinese
law prohibits direct foreign investment in the operating
                                                        companies, and disclose
that investors may never hold equity interests in the Chinese operating company. Your
disclosure should acknowledge that Chinese regulatory
                                                        authorities could
disallow this structure, which would likely result in a material change in your operations and/or
a material change in the value of the securities you are registering for sale, including
that it could cause the value of such securities to significantly decline or become worthless.
Provide a cross-reference to your detailed discussion of risks facing
 Hui Jin
FirstName  LastNameHui Jin
H World Group   Ltd.
Comapany
August  10, NameH
            2022 World Group Ltd.
August
Page 2 10, 2022 Page 2
FirstName LastName
         the company and the offering as a result of this structure.
2. Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the
         business operations. Refrain from using terms such as    we    or
our    when describing
         activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.
3.       Please provide early in Item 3a diagram of the company   s corporate
structure, identifying
         the person or entity that owns the equity in each depicted entity. Describe all contracts and arrangements through which you claim to have economic rights and exercise control that
         results in consolidation of the VIE   s operations and financial
results into your financial
         statements. Identify clearly the entity in which investors are purchasing their interest and
         the entity(ies) in which the company   s operations are conducted.
Describe the relevant
         contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.
4. We note disclosure in the financial statements the Cayman Islands holding company is the primary beneficiary of the VIEs. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIEs. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIEs should be limited to a clear description of the conditions you have satisfied for consolidation of the VIEs under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIEs for accounting purposes.
5. We note your disclosure on page 8 that you, your subsidiaries, or the VIEs are not required to obtain from Chinese authorities such as the CSRS, CAC, or any other authority to operate your business and to offer the securities being registered to foreign investors. Please disclose how you reached such a determination (e.g., internal legal analysis, opinion of external counsel or other advisor, etc.). To the extent that you are relying on the opinion of counsel, please name and file their consent. Hui Jin
H World Group Ltd.
August 10, 2022
Page 3
Part I
Item 3. D. Risk Factors, page 8

6. Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct some of your operations.
Item 5.Operating and Financial Review and Prospects
5.B. Liquidity and Capital Resources
Restrictions on Cash Transfers to Us, page 102

7. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements.
          Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and the direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly, quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions and limitations on your ability to settle amounts owed under the VIE agreements. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Jeffrey Gabor at 202-551-2544 with any other questions.



FirstName LastNameHui Jin                                        Sincerely,
Comapany NameH World Group Ltd.
                                                                 Division of
Corporation Finance
August 10, 2022 Page 3                                           Office of Real
Estate & Construction
FirstName LastName